Filed by PartnerRe Ltd.

pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AXIS Capital Holdings Limited

Commission File No.: 001-31721

July 1, 2015

EXERCISE YOUR VOTING POWER ON THE WHITE PROXY CARD –
PROTECT THE VALUE OF YOUR INVESTMENT AND
BETTER SECURE YOUR FUTURE DIVIDEND PAYMENTS

Dear Preferred Shareholder:

Your status as a preferred shareholder of PartnerRe provides you with an important opportunity to safeguard the value of your investment and your future dividend payments. Please consider the important facts laid out below to better understand the risks to you should the proposed amalgamation with AXIS Capital fail to be approved. Your Board of Directors urges you to vote 'FOR' the amalgamation agreement with AXIS Capital using the WHITE proxy card today.

Voting “FOR” the Merger with AXIS Capital Will Protect Your Investment and Better Secure Future Dividend Payments

You should be aware that by far the best way to protect the value of your investment is to support the planned merger between PartnerRe and AXIS Capital.

Do not be misled by the communications you may receive from EXOR. The facts are very straightforward:

o	Stronger company. The merger will immediately enhance our strategic positioning and financial strength and build upon our proven track record of stability and success.

o	Rating agency support. All four major independent credit rating agencies have publicly stated that the merger with AXIS Capital will result in a firm with greater scale and diversified business profile that will have an enhanced market presence.

o	Same strong credit profile. After detailed discussions with the rating agencies we are highly confident that the ratings of the merged PartnerRe/AXIS Capital would remain at the same current strong levels upon the closing of the merger and into the future.

o	Retain voting rights. You will retain all your valuable voting rights and have a focused, market leader underpinning your investment.

The Italian Investment Company EXOR is Attempting to Acquire PartnerRe for Below an Appropriate Price
Their Offer Would Introduce Great Risk to Your Investment

We believe there is great risk to you if the Italian investment company named EXOR acquires PartnerRe and it is important that you exercise your vote as a preferred stockholder to ensure that an EXOR takeover attempt is not successful:

o	Subject to the business considerations and pressures of a portfolio of industrial companies. PartnerRe, under potential EXOR ownership, would be part of a portfolio of companies that are capital intensive and marginally profitable with limited free cash generation (including Fiat Chrysler Automobiles).

o	“Negative Outlook” on EXOR’s ratings. EXOR’s debt ratios will increase substantially in the context of an acquisition of PartnerRe, a factor cited by S&P in assigning a “negative outlook” to EXOR’s rating.

o	Increased “parent” debt. This debt burden would be supported by EXOR’s operating subsidiaries, including PartnerRe, could limit EXOR’s financial flexibility and might introduce uncertainties and risk to PartnerRe preferred shareholders.

This is a Straightforward Decision for PartnerRe Preferred Shareholders
VOTE FOR THE MERGER ON THE WHITE PROXY CARD TODAY

	AXIS Merger	EXOR Offer
Stronger combined balance sheet	√	C
Increased equity base	√	C
Enhanced, more stable earnings	√	C
Trading liquidity supported by publicly listed common equity	√	C
Better positioned to compete in evolving markets	√	C
Significant risks and uncertainties	C	√
Exposed to parent company decisions on dividend policy	C	√
Exposed to financial conditions of sister companies, Fiat Chrysler Automobiles and CNH Industrial	C	√

YOUR VOTE COUNTS

DON’T BE DISENFRANCHISED

We urge you to vote today – by phone, by Internet, or by signing, dating and returning the enclosed WHITE proxy card in the postage-paid envelope provided.

Please simply discard any Gold proxy card sent to you by EXOR.

We thank you for your continued support, and we look forward to continuing to deliver secure, outstanding value to you in the future.

Respectfully,
The Board of Directors of PartnerRe Ltd.

Your Vote Is Important, No Matter How Many Shares You Own.

If you have questions about how to vote your shares on the WHITE proxy card,

or need additional assistance, please contact the firm

assisting us in the solicitation of proxies:

INNISFREE M&A INCORPORATED

(877) 825-8971 (Toll-free from the U.S. and Canada)

+1-412-232-3651 (From other locations)

IMPORTANT

We urge you NOT to sign any Gold proxy card sent to you by EXOR

Important Information For Investors And Shareholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between PartnerRe Ltd. (“PartnerRe”) and AXIS Capital Holdings Limited (“AXIS”). In connection with this proposed business combination, PartnerRe and AXIS have filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), and a definitive joint proxy statement/prospectus of PartnerRe and AXIS and other documents related to the proposed transaction. This communication is not a substitute for any such documents. The registration statement was declared effective by the SEC on June 1, 2015 and the definitive proxy statement/prospectus has been mailed to shareholders of PartnerRe and AXIS. INVESTORS AND SECURITY HOLDERS OF PARTNERRE AND AXIS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement has been mailed to shareholders of PartnerRe and AXIS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by PartnerRe and/or AXIS through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PartnerRe are available free of charge on PartnerRe’s internet website at http://www.partnerre.com or by contacting PartnerRe’s Investor Relations Director by email at robin.sidders@partnerre.com or by phone at 1-441-294-5216. Copies of the documents filed with the SEC by AXIS are available free of charge on AXIS’ internet website at http://www.axiscapital.com or by contacting AXIS’ Investor Relations Contact by email at linda.ventresca@axiscapital.com or by phone at 1-441-405-2727.

Participants in Solicitation

PartnerRe, AXIS, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of PartnerRe is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 1, 2014, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on January 29, 2015, May 16, 2014 and March

27, 2014. Information about the directors and executive officers of AXIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on March 11, 2015, January 29, 2015, August 7, 2014, June 26, 2014, March 27, 2014 and February 26, 2014.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between PartnerRe and AXIS are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “illustrative,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to risks, uncertainties and assumptions about PartnerRe and AXIS, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses. These statements are only predictions based on current expectations and projections about future events. There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the risk factors set forth in PartnerRe’s and AXIS’ most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to obtain the approval of shareholders of PartnerRe or AXIS in connection with the proposed transaction;

•	the failure to consummate or delay in consummating the proposed transaction for other reasons;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	AXIS’ or PartnerRe’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	the ability of either PartnerRe or AXIS to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

PartnerRe’s forward-looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate. AXIS’ forward-looking statements are based on assumptions that AXIS believes to be reasonable but that may not prove to be accurate. Neither PartnerRe nor AXIS can guarantee future results, level of activity, performance or achievements. Moreover, neither PartnerRe nor AXIS assumes responsibility for the accuracy and completeness of any of these forward-looking statements. PartnerRe and AXIS assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.